Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

W. John McGuire
Partner
202-739-5654
wjmcguire@morganlewis.com

May 5, 2010

Michael W. Mundt, Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Advisor Shares Investments, LLC, *et al.* File No. 812-13677

Dear Mr. Mundt:

On behalf of the Applicants, and in order to expedite the Securities and Exchange Commission's issuance of the order granting the requested relief for the above-referenced Application, we hereby undertake to file with the Commission, prior to the expiration of the applicable statutory notice period, the complete amended and restated Application in the form that was submitted to the Commission on May 5, 2010.

Please contact me at (202) 739-5654 if you have any questions or comments.

Sincerely,

W. John McGuire

W. John McGuire

DB1/62428793.2

TABLE OF CONTENTS

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include the AADR Fund and Future Funds.[1] The Order would permit, among other things, (a) an actively-managed open-end investment company to issue shares ("Shares") that are redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares at negotiated prices on a national securities exchange ("Listing [~~Exchange~~]**Market**"), as defined in section 2(a)(26) of the Act, rather than at net asset value; (c) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; and (d) certain affiliated persons of the investment company and affiliated persons of such affiliated persons ("second tier affiliates") to buy securities from, and sell securities to, such investment company in connection with the purchase and redemption of aggregations of Shares (referred to as the "ETF Relief").

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. Applicants request relief (sometimes referred to herein as the "12(d)(l) Relief") be applicable to (i) the Funds, (ii) "Acquiring Funds" as defined immediately below, and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended ("Exchange Act") selling Shares to Acquiring Funds ("Brokers") or any principal underwriter of a Fund. The Order, if granted, would permit registered management investment companies and unit investment trusts ("UITs") that are not advised or sponsored by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and not part of the same "group of investment companies" as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares

[1] All entities that currently intend to rely on the Order are named as Applicants. Any other entity

A broker-dealer registered under the Exchange Act, will be the principal underwriter and distributor of the Creation Units (as defined below) of Shares (the "Distributor"). The Distributor will not be affiliated with any Listing [Exchange]**Market**.

B.   The Advisor

The Advisor, a Delaware limited liability company, will be the investment adviser to the AADR Fund and any Future Fund. The Advisor, a subsidiary of Fund.com, has its principal office located in Bethesda, Maryland. Noah Hamman, the chief executive officer ("CEO") of the Advisor, holds a controlling interest in the Advisor. The Advisor is registered as an investment adviser under section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). The Trust anticipates that Funds may engage sub-advisors ("Sub-Advisors") to manage specific strategies suited to the Sub-Advisors' expertise, including having multiple Sub-Advisors managing portions of a single Fund. Any Sub-Advisor will be registered under the Advisers Act.

III.   APPLICANTS' PROPOSAL

A.   Operation of The Funds

1.   Capital Structure and Voting Rights; Book-Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware corporation law. Shares will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the "Depository" or "DTC"),

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security or a pool of securities ("Underlying Securities") that have been deposited with the

Depository.[7]

To the extent that a Fund invests in Depositary Receipts, that Fund will not invest

in any Depositary Receipts that the Advisor or any Sub-Advisor(s) deems to be illiquid or for

which pricing information is not readily available.[8]

Applicants note that factors such as supply and demand and differences between

the market-trading hours of the exchanges on which Depositary Receipts and Underlying

Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading

price of the Underlying Securities they represent. Applicants do not believe the potential for

premiums and discounts between the price of Depositary Receipts and corresponding Underlying

Securities will have any material negative impact on the efficiency of the creation/redemption

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[7]   **Depositary Receipts include ADRs and Global Depositary Receipts ("GDRs").** With respect to ADRs, the [depositary]**Depositary** is typically a U.S. financial institution and the [underlying securities]**Underlying Securities** are issued by a foreign issuer. The ADR is registered under the Securities Act [of 1933 ("Securities Act") on Form F-6. With respect to other Depositary Receipts, the depository]**on Form F-6. ADR trades occur either on a Listing Market or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary** may be_a foreign or a U.S. entity, and the [underlying securities]**Underlying Securities** may have a foreign or a U.S. issuer. **All GDRs are sponsored and trade on a foreign exchange.** No affiliated persons of [Applicants or any Sub-Advisor(s)]**applicants** will serve as the [Depository]**Depositary** for any Depositary Receipts held by a [Foreign]Fund.

[8   The portfolio of any Fund that invests primarily in ADRs, such as the AADR Fund, will consist of]

- [component securities that in the aggregate account for at least 90% of the weight of the portfolio and each shall have a minimum market value of at least $100 million; and]

- [component securities that in the aggregate account for at least 70% of the weight of the portfolio and each shall have a minimum global monthly trading volume of 250,000 shares, or minimum global notional volume traded per month of $25,000,000, averaged over the last six months.]

13

designated to act as a specialist and maintain a market for the Shares trading on the Listing Market (the "Exchange Specialist").[9][8]

As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on a Listing Market. Shares may also be cross-listed on one or more foreign securities exchanges. No affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

B.   Purchases and Redemptions of Shares and Creation Units

Shares of each Fund will be issued in Creation Units[, typically] of 25,000 or more **shares**. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the net asset value ("NAV") per Share next determined after receipt of an order in proper form. The NAV of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A "Business Day" is defined as any day that the Trust is open for business, including as required by section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $200, and that the price of a Creation Unit will range from $500,000 to $20,000,000.

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[9][8]   If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker ("Market Maker") and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fee.

With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the [Portfolio]**Creation** Deposit with the Fund "outside" the NSCC Process through the relevant Fund's custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor's behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the investor on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or "cash-in-lieu" amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required

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C.   Likely Purchaser of Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the cost of depositing the [Portfolio]**Creation** Deposit and creating a Creation Unit to be unbundled into individual Shares. The Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. The Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed, diversified portfolio of securities.

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F.   Availability of Information Regarding Shares

The Trust (or the Listing Market) intends to maintain a website that will include the Prospectus and SAI, and additional quantitative information that is updated on a daily basis, including daily trading volume, closing price and closing NAV for each Fund. The website and information will be publicly available at no charge. The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and [weightings]**quantities** of the [component securities]**Portfolio Securities** and other assets held by the Fund that will form the basis for the Fund[']**'**s calculation of NAV at the end of the Business Day.[29]**28**

With respect to the Funds, in addition to the list of names and amount of each security constituting the current Deposit Securities of the [Portfolio]**Creation** Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per

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[29]**28**   Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

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outstanding Share of each Fund, will be made available. Unlike index-based exchange-traded funds, there will be no underlying benchmark index the performance of which the Fund seeks to match. Consequently, there will be no intra-day index information provided to shareholders of the Funds. Nonetheless, [~~Applicants expect~~]the Listing Market [~~to~~]**will** disseminate, every 15 seconds during the Listing Market's regular trading hours, through the facilities of the Consolidated Tape Association, the estimated NAV, which is an amount per Share representing the sum of the estimated Cash Amount effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis. This amount represents the estimated NAV of a Share. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G.   Operational Fees and Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Advisor or Sub-Advisor(s), if any, the Fund's administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the

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would provide a new exchange-traded investment company product available to both retail and institutional investors. As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under section 6(c).

The Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund's portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding section 17(a)(1) and 17(a)(2), relief is requested pursuant to section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

> "the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act]."

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. The [Portfolio]**Creation** Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve

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by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to their [net asset or redemption value]**NAV**, in marked contrast to closed-end investment companies.[35]34 The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

2.   Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as those to be offered by the Trust will provide investors new opportunities for investment. By providing a wide range of investors with a U.S. exchange-traded security that also permits the investor, at the investor's election, to participate in significant segments of various securities markets, the Applicants believe that the proposed new Shares will benefit the markets.

3.   Trading History of Similar Products

Applicants expect Shares to trade at or close to NAV. Applicants understand that, to date, prior ETFs have consistently traded at, or very close to, their respective NAVs. For example:

- For 2009 year to date, as of December 11th 2009, the average range of deviation between the daily closing price and the daily NAV of the Invesco PowerShares Active Alpha Multi-Cap Fund (PQZ) was between +.5000% and -.5000% for 98.21% of the trading

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[35]34   See Section IV. B. 3. immediately below for a discussion of the trading history of certain PowerShares ETFs in relation to their respective NAVs.

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whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Shares will not vary much from its NAV. Historical data relating to other exchange-traded funds trading on Listing [Exchanges]**Markets** supports this view.

The Applicants believe that the Commission has the authority under section 6(c) of the Act to grant the limited relief sought under sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

> "person, security, or transaction, or any class or classes
> of...securities, or transactions, if and to the extent that such
> exemption is necessary or appropriate in the public interest and
> consistent with the protection of investors and the purposes fairly
> intended by the policy and provisions of [the Act]."

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Grail Order, permitting the creation of Creation Units described in such order to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the application for the above-mentioned order and merit the same relief.

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Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing [Exchange]**Market** will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.[36]35 Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Trust's Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of section 1 of the Act, and, accordingly, the Applicants hereby request that the Application for an order of exemption be granted.

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[36]35   Id.

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discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Market or by creating a Creation Unit of such Shares by making the requisite [Portfolio]**Creation** Deposit (subject to certain conditions); therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants understand that, to date, other ETFs, such as Power Shares, have consistently traded on an exchange, at, or very close to, their respective NAVs. See Section IV.B.3. "Trading History of Similar Products" above. Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of Power Shares.

The Applicants believe that the nature of the markets in the Portfolio Securities underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market's assessments of price changes in the Portfolio Securities held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV next computed by the Trust. (Indeed, such an investor might not wish to wait for the

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and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors. . . ."

Section 2(a)(9) of the Act provides that "any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. . . ." The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an "Affiliated Fund").

There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under section 2(a)(3)(A) or section 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, section 17(a)(1) could be read to prohibit that investor from depositing the [Portfolio]**Creation** Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under sections 6(c) and 17(b) of the Act from section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of

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Day's NAV and the reported closing price, and a calculation of the premium or discount of the closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

4.   The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years (or for the life of the Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and closing price, calculated on a per Share basis for one-, five-, and ten-year periods (or life of the Fund, if shorter).

5.   As long as a Fund operates in reliance on the requested order, its Shares will be listed on a Listing Market.

6.   On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the [component securities]**Portfolio Securities** and other assets held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

7.   The Advisor or any Sub-Advisors, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

18.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

19.   No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted[by rule 12d1-1 under the Act or] by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

20.   Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.   PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

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